

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2006

<u>Via US Mail and Facsimile</u>

Mr. Geoffrey J. Hibner
Chief Financial Officer
Banta Corporation
225 Main Street
Menasha, Wisconsin 54952

Re: Banta Corporation
Form 10-K for the year ended December 31, 2005
Commission File Number: 001-14637

Dear Mr. Hibner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief